

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05059009

June 23, 2005

George M. Williams, Jr.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/23/2005

Re: Warwick Valley Telephone Company
Incoming letter dated May 26, 2005

Dear Mr. Williams:

This is in response to your letters dated May 26, 2005 and June 8, 2005 concerning the shareholder proposal submitted to Warwick by Santa Monica Partners, L.P. We also received a letter from the proponent on June 8, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Lawrence J. Goldstein
President
Santa Monica Partners, L.P.
1865 Palmer Avenue, Suite 108
Larchmont, NY 10538

104777

LEBOEUF, LAMB, GREENE & MACRAE LLP

NEW YORK
WASHINGTON, D.C.
ALBANY
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PITTSBURGH
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125 WEST 55TH STREET
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(212) 424-8000
FACSIMILE: (212) 424-8500

E-MAIL ADDRESS: DAVID.BICKS@LLGM.COM
WRITER'S DIRECT FAX: (212) 649-9336
WRITER'S DIRECT PHONE: (212) 424-8040

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
AFFILIATED OFFICE
BISHKEK
ALMATY
BEIJING

May 26, 2005

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Warwick Valley Telephone Company – Shareholder Proposal of Lawrence J. Goldstein

Ladies and Gentlemen:

This letter is to inform you that our client, Warwick Valley Telephone Company ("**the Company**"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "**2005 Proxy Materials**") a shareholder proposal (the "**Proposal**") received from Mr. Lawrence J. Goldstein (on behalf of Santa Monica Partners, L.P.) (the "**Proponent**"). The Proposal is attached hereto as **Exhibit A**.

On behalf of the Company we respectfully request that the staff of the Division of Corporation Finance (the "**Staff**") concur in our view that the Proposal may be omitted under Rule 14a-8(i)(3) because the Proponent violated Rule 14a-2(b)(1) under the Exchange Act when he distributed solicitation materials to the Company's shareholders and subsequently engaged in a proxy contest.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Further, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to file with the Securities and Exchange Commission (the "**Commission**") its 2005 definitive Proxy Materials in early July. The Company acknowledges that this letter does not satisfy the requirement in Rule 14a-8(j) that a company file its reasons for excluding a proposal no later than 80 days before it files its definitive proxy statement. However, Rule 14a-8(j) provides an exception if a Company can show good cause for missing such deadline. As the Proposal was not received until after the 80 day deadline, the Company requests that the Staff consider this fact to be good cause under the Rule and hereby requests a waiver of the 80 day requirement in Rule 14a-8(j)(1).

ANALYSIS

The Proposal, urging the "prompt sale" of the Company, was transmitted to the Company by the Proponent on May 10, 2005. On May 9, 2005, the very day before the Proponent transmitted the Proposal to the Company, Proponent transmitted to many, if not all, of the Company's shareholders a letter, attached hereto as **Exhibit B**, which criticizes the Company's management and proposes business strategies that have been resoundingly rejected by both management and shareholders alike for nearly three years. Specifically, the Proponent suggests the Company spin-off the Company's interest in Orange County-Poughkeepsie Limited Partnership ("OCP"), a proposal that was rejected by the Company's shareholders at the 2003 annual meeting. The Proposal now seeks to persuade the Company's Board of Directors to sell the Company to the highest bidder. According to the Proponent's supporting statement, the aim of the Proposal is to send a message to the Company's Board of Directors indicating "that it is no longer acceptable for the board to continue with its current management plan and strategies." On behalf of the Company we respectfully request that the Staff concur in our view that the Proponent's May 9 letter to shareholders is a solicitation under Rule 14a-1 of the Exchange Act and that, consequently, the Proponent is in violation of the proxy rules, rendering his Proposal excludable under Rule 14a-8(i)(3).

The Proponent's May 9 letter constitutes a solicitation for purposes of Rule 14a-1

The Proponent's May 9 letter to shareholders is a solicitation under the proxy rules. Rule 14a-1 under the Exchange Act defines a solicitation as, "the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy." The Rule encompasses not only "direct requests to furnish, revoke, or withhold proxies, but also 'communications which may indirectly accomplish such a result or constitute a step in the chain of communications ultimately designed to accomplish such a result.'" *Capital Real Estate Investors Tax Exempt Fund Limited Partnership, et. al., v. Schwartzberg*, 917 F. Supp. 1050 (S.D.N.Y. 1996) (citing *Long Island Lighting Co. v. Barbash*, 779 F.2d 793, 796 (2d Cir. 1985)). The Proponent's May 9 letter was an effort to condition the market in anticipation of his Proposal. As such, the Proponent's letter is a solicitation under the Exchange Act.

There is no exemption available for the Proponent under the Exchange Act

Solicitations before the furnishing of a definitive proxy statement are prohibited by Rules 14a-3 and 14a-6 unless there is an exemption available under Exchange Act Rule 14a-2. Presumably, the Proponent relies on the exemption provided in Rule 14a-2(b)(1), which provides an exemption for "any solicitation by or on behalf of any person who does not, at any time during such solicitation, seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for a security holder and does not furnish or otherwise request, or act on behalf of a person who furnishes or requests, a form of revocation, abstention, consent or authorization...." The Proponent's May 9 letter was merely a prelude to the proxy contest initiated by his May 10 Proposal. Therefore, the exemption under Rule 14a-2(b)(1) is not available to the Proponent.

The Commission has explained that, "any person who relies on Rule 14a-2(b)(1) for exempt communications will be deemed to have made an irrevocable election to maintain exempt status throughout the relevant soliciting period. Thus, a person who relies on the exemption could not undertake, with respect to the same meeting or solicitation, a regulated proxy solicitation regarding a matter that was the subject of the exempt solicitation without rendering the prior solicitation activity in violation of the full panoply of the proxy rules." Regulation of Communications Among Shareholders, Exchange Act Release No. 34-31326, 57 Fed. Reg. 48276 (October 22, 1992).

As stated above, the Proponent's Proposal asks shareholders to express their dissatisfaction with the Company's current management plan and strategies. The Proponent's May 9 letter to shareholders discusses at length the Proponent's concerns regarding the Company's management and his proposed strategies for increasing shareholder returns. The Proponent's solicitation and his Proposal together form a chain of communications intended to accomplish the same result – that is, to invalidate the Company's management strategies. The Proponent's Proposal, therefore, has rendered his prior solicitation "in violation of the full panoply of the proxy rules." *Id.*

The Proponent has a history of circumventing the proxy rules

The Proponent's proxy violation resulting from his May 9 letter was exacerbated by his misuse of Schedule 13D. On May 12, 2005 the Proponent (on behalf of Santa Monica Partners) filed an amended Schedule 13D, which did not relate at all to the ownership by anyone of more than 5% of the Company's common shares. (The Company believes Proponent's ownership is substantially under 5%.) Instead, the Schedule 13D/A attached the Proponent's May 9 letter to shareholders in an effort to effect the market and publicize his dissatisfaction with the Company's current management plan and strategies (accession number 0000904793-05-000008).

The Proponent (on behalf of Santa Monica Partners) originally filed a Schedule 13D with respect to the common shares of the Company on November 28, 2003 (accession number 0000904793-03-000021). On December 11, 2003, we sent a letter to the Commission, attached hereto as **Exhibit C**, expressing our concern that the Proponent, who has a history of participating in proxy contests, might have been misusing Schedule 13D to avoid compliance with the proxy rules. In our letter, we explained that the Proponent's Schedule 13D filing was unusual because it was devoid of any reference to ownership by anyone of more than 5% of the Company's common shares. Much like his most recent filing, the Proponent used his 2003

Schedule 13D filing to publicize a letter that he sent to the President of the Board of Directors of the Company about his proposal that the Company divest its 7.5% limited partnership interest in OCP, and his suggestions as to how this could be done.

The Proponent's misuse of Schedule 13D for this purpose (when the Schedule does not report an ownership interest of more than 5%) appears to be yet another attempt to evade the requirements set forth in the rules regarding proxy solicitation.

The Company may rely on Rule 14a-8(i)(3) to exclude the Proposal

Rule 14a-8(i)(3) allows a Company to exclude a shareholder proposal for violation of the proxy rules. It is clear that the Proponent's May 9 letter and, arguably, his misuse of Schedule 13D are "prior solicitation activit[ies] in violation of the full panoply of the proxy rules," as described by the Commission. Regulation of Communications Among Shareholders, Exchange Act Release No. 34-31326, 57 Fed. Reg. 48276 (October 22, 1992).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of further assistance in this matter, please do not hesitate to call me at 212-424-8063.

Sincerely,



George M. Williams, Jr.

Attachments:
- Exhibit A – Shareholder Proposal dated May 10, 2005
- Exhibit B – Letter to Shareholders dated May 9, 2005
- Exhibit C – LLG&M Letter date December 11, 2003

cc: Lawrence J. Goldstein
Santa Monica Partners, L.P.
1865 Palmer Avenue
Larchmont, NY 10538

SANTA MONICA PARTNERS
1865 PALMER AVENUE
LARCHMONT, NY 10538
WWW.SMPLP.COM
914.833.0875 ljgoldstein@bloomberg.net Fax: 914.833.1068

EXHIBIT NO. A

May 10, 2005

Mr. Zigmund C. Nowicki Jr, Secretary
Warwick Valley Telephone Company
47 Main Street
Warwick, NY 10990

Dear Mr. Nowicki:

Santa Monica Partners, L. P. and Lawrence J Goldstein the managing person of its general partner SMP Asset Management, LLC, 1865 Palmer Avenue, Larchmont, New York, 10538 represents that Santa Monica Partners, L. P. is the beneficial owner of shares of Common Stock of Warwick Valley Telephone Company with a market value of at least $2,000, has held such shares continuously for at least one year and intends to hold the shares until the annual meeting.

Enclosed herewith is a letter of proof of Santa Monica Partners' ownership of Warwick Valley Telephone stock from its stockbroker Pershing LLC.

Santa Monica Partners, L. P. herewith submits the following resolution and supporting statement for inclusion in the 2005 Proxy Statement. Mr. Lawrence J. Goldstein or his representative will introduce the resolution at the annual meeting.

Resolved that the shareholders urge the Board of Directors to arrange for the prompt sale of Warwick Valley Telephone Company to the highest bidder.

SUPPORTING STATEMENT

The purpose of the proposal is to allow Warwick Valley Telephone Company shareholders to send a message to the Board that they support the prompt sale of the Company to the highest bidder. A strong and or majority vote by the shareholders would indicate to the board the displeasure felt by the shareholders of the shareholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the Warwick Valley Telephone Company shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the Warwick Valley Telephone Company Board. The proponent however believes that if this resolution receives substantial support from the shareholders, the board may choose to carry out the request set forth in the resolution.

The prompt auction of Warwick Valley Telephone Company should be accomplished by any appropriate process the board chooses to adopt, including a sale to the highest bidder whether in cash, stock, or a combination of both. It is expected that the board will uphold its fiduciary duties to the utmost during the process.

The proponent further believes that if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer acceptable for the board to continue with its current management plan and strategies.

WE URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION

* * * * * * * * * * * * * * * * *

Sincerely



Lawrence J. Goldstein, President

CERTIFIED MAIL # 7003-1680-0004-7304-0537

Stocks overlooked or ignored by otherwise intelligent investors ®

EXHIBIT NO. B

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY 10538
WWW.SMPLP.COM
914.833.0875 ljgoldstein@bloomberg.net Fax: 914.833.1068

May 9, 2005

Dear Fellow Warwick Valley Telephone Company Shareholder:

We are long-time shareholders of Warwick Valley Telephone Company (WWVY). We believe that although the company has challenges facing it, as do many other telecommunication companies, WWVY has material strengths that are not being effectively utilized. But because management and the board of directors appears to lack the efficiency, effectiveness, and the interest to enhance shareholder value as they would like to have us believe, and things aren't exactly "humming along," the stock price is being held down.

Based on our own independent research and analysis it is our conclusion that ***Warwick Valley Telephone Company (WWVY) shares are worth at least $39 per share.*** But as you know, the stock price languishes at $21 per share as we write this letter, down 38% from $34, where it was trading just a year and a half ago.

Thus, we firmly believe that our shares are enormously undervalued. But we also believe it will take some action on the part of shareholders to bring this value out and enable the enhancement of shareholder value.

Allow us to explain to you exactly why we believe Warwick's stock is worth $39 per share, what is preventing it from selling at its true worth and what may be causing it to sell at a low $21 per share and finally, what you can do to help bring our value back.

Management Lacks Readiness and Efficiency

Delisting by NASDAQ is threatened.

Our stock symbol has had a demeaning "E" added to it (WWVYE).

We have not received the Annual Report for last year, nor have we seen the usual Proxy Statement or annual meeting notice.

April has now come and gone and there was no annual meeting this year as there has always been for nearly 100 years. In fact, in a press release issued a month ago, the Company stated that there was a problem with "internal control over financial reporting" and an "extra" $1.5 million had to be expended to deal with it. Sarbanes-Oxley (SarBox) compliance was given as one excuse. First of all, why wasn't the Company prepared to deal with new regulations of SarBox? Second, why didn't the Company already have in place the internal controls required? Third, if they must spend an extra $1.5 million on these accounting fixes why is it that they still can't comply on time as other public companies have? Certainly this is a very serious indication of both poor and mismanagement.

The Company stated in the same press release, "due to the complex nature of the requirements of Section 404 of Sarbanes-Oxley... the Company has encountered unanticipated delays in connection with its evaluation and testing." We find this unacceptable. Sarbanes-Oxley was created in 2002 which outlined the new requirements for internal controls and measures needed to comply. Now, in 2005 the Company is still testing and evaluating? Is this not a clear indication that management lacks readiness and efficiency?

Why We Believe Warwick Valley Telephone Company is Worth $39 Per Share and Management Continues to Fail in Their Effort to Maximize Shareholder Value

Warwick is comprised of two parts: a highly valuable and growing portfolio of investments and a plain old telephone system (POTS) business.

Warwick's outstanding and most valuable investment is its enormously successful Orange County/Poughkeepsie Cellular Limited Partnership (OCP). OCP is a passive investment managed, and 85% owned, by the telecommunication giant, Verizon Communications.

Warwick Valley Telephone owns a 7.5% interest in the OCP, which is, *arguably, the fastest growing, most profitable, financially strongest, company **in the world**.*

Let's consider the financial metrics of our OCP investment.

Last year (as yet unreported), net sales were some $165 million, an increase of 14% over 2003. In 2003 the OCP had net sales of $144,643,000, up 26.2% from $114,591,000 in 2002.

Net Income in 2004 (not yet reported) was about $143 million, a gain of some 18% over the prior year. Net income in 2003 was $121,568,000 versus $97,369,000 in 2002, an increase of 24.9%.

In just seven short years, the OCP has seen its net income grow twelve-fold from $8.4 million in 1997 to about $143 million last year.

The OCP Is Enormously Profitable And A Pillar of Financial Strength

Quarter after quarter, year after year, the OCP has seen its profit margins grow. In the latest quarter, the profit margin was an extraordinary 87%. Return on equity (ROE) approximated an unheard-of 300%.

More incredible is the fact that this 300% ROE has been earned *despite* the OCP utilizing no financial leverage (it has no debt), having virtually no liabilities and its net worth being equal to 98% of its assets.

Clearly, it is an understatement to say that the OCP is vastly overcapitalized.

We know of no other company that grows like this, has profit margins as high and, despite being so highly overcapitalized, its net worth and assets are nearly equal so that it has no liabilities, is still able to earn three times its shareholders equity in a single year. The OCP has been and continues to be a fantastic cash-generating machine.

We find it peculiar that management has never discussed this fact. Don't you?

As mentioned, WWVY owns 7.5% of this spectacular and clearly very valuable company and it usually receives its entire share of the OCP's annual net earnings in cash.

What We Believe the OCP Is Worth

WWVY's share of the OCP is currently operating at an annual run rate of about $11 million. Based on the history of the OCP, let us assume it pays this sum in cash to WWVY. Based on Warwick having 5.4 million shares outstanding, this would amount to more than **$2 per share.**

Were the 7.5% limited partnership interest in the OCP a stand-alone stock paying a $2 per share dividend traded on a 7% current yield basis, which is certainly very possible and in fact a generous yield for a growth stock in today's low interest rate environment, it would be worth **$28.50 per share**. It may even trade on a 5% yield and thus be worth **$40 per share**.

In a worst-case scenario let's say it trades on a 9.5% current yield basis making the stock $21. Coincidentally, this is what WWVY is trading at today but with only a 3.8% yield. Suffice to say, it is highly unlikely that the OCP would trade with a yield as high as 9.5% since WWVY only pays an 80-cent dividend and this new OCP Company would pay $2 per share or **2.5 times as much.**

What the POTS Is Worth

The POTS business is currently worth, on an EBITDA basis, a standard measurement for valuation using comparable small independent telephone companies, about $11 per WWVY share, based upon WWVY's latest twelve-month figures. Although WWVY casts itself as an operating telephone company, the passive OCP investment accounts for 85% of the company's pre-tax profits while its plain old telephone system (POTS) business only contributes 15% of Warwick's pre-tax income today.

Thus, the combined value of WWVY's two major parts is about $39 per share.

Why is WWVY Trading At $21 Per Share If It Is Worth $39?

Simple... the company is pouring the good cash earned by its excellent investment portfolio into a bad and failing plain old telephone business. The POTS business is "growing" to be an unimportant and negligible contributor to WWVY's earnings. Whereas a dozen years ago the POTS accounted for 100% of profit, today it provides just 15%. Yet it is receiving ***all*** of the company's capital expenditures, the cash for which is being supplied by the OCP. Pouring good money into a bad business makes absolutely no sense to us.

What Can Be Done About This?

We believe there are *several, tax-free and tax efficient, ways* in which the Company can effectively realize the full values of Warwick Valley Telephone and its parts and enhance shareholder value. We also recognize that there are securities, tax and corporate law issues that need to be addressed, but that the benefits are such that it is well worth the effort and expense.

Permit us to explain to you *just one* of the several possible ways in which this might be accomplished tax-free.

We believe that if WWVY will merely spin-off its operating telephone business to shareholders (all of the assets and all the liabilities) so that we would own two separate stocks and the exact same number of shares of each that we own of WWVY today, the operating company could easily operate and stand on its own. Thus, the various passive investments remaining would stand on their own. This would be the investment company.

The investment company entity managed by the exact same officers and Board of Directors of the telephone company would be able to pay out most of its net income, that is the $11 million or $2 per share it presently collects from its OCP passive investment.

Income from the OCP as noted has been growing annually and currently amounts to $2 per share compared to the $0.80 per share dividend now being paid by WWVY. Thus, our dividend would instantly increase two and a half times. Clearly, this situation would create a highly effective synergy whereas one plus one equals much more than two!

Our investment company stock with the OCP as its principal investment could soar above the present $21 per share WWVY stock price and the separate POTS shares would produce additional value for shareholders as well.

Again we believe that this is but one way of several ways that WWVY may be restructured to any of a variety of pass-through entities that will enable the cash received from the OCP to be paid out on a tax-free basis so that the pretax income could all be paid out to shareholders. This would currently allow the dividend to be increased immediately from $0.80 to $2 per share.

We would like, and have been trying for a long time now, to discuss with management our ideas and suggestions anytime. It continues to disappoint us that management refuses to hear us out – we can not understand why they would deliberately chose to ignore us when we have a way for shareholders to see nearly a double in their stock. One is left to wonder what the Board of Directors perceives to be in its own self interest that makes it unwilling to sit down with us in an open forum to discuss of our suggestions to enhance shareholder value. Do they have a conflict of interest – a clear violation of fiduciary responsibility to shareholders?

What You Can Do To Help Make This Happen!

Ask President Herb Gareiss, Board Chairman Wisner Buckbee and the Board of Directors to provide us an opportunity to fully discuss in an open forum, our suggestion for shareholder value enhancement. We merely want an opportunity to have a conversation and voice our thoughts and opinion and discuss our suggestions to enhance shareholder value.

After all, according to the annual proxy statement "WVVY's Board of Directors believes that the purpose of corporate governance is to maximize shareholder value in a manner consistent with legal requirement and the highest standards of integrity" The same document year after year says "the (Board's) philosophy (is) that each director and each executive officer will lead by example and foster a culture that emphasizes trust, integrity, honesty, judgment, respect, managerial courage and responsibility."

The Board has also indicated it recognizes that it has a fiduciary responsibility to represent shareholders and their views and therefore, shareholders, in turn, have a right to address and be heard by management and its Board. The Company has also enunciated its goal and objective as "seeking to enhance shareholder value."

You may recall that on February 24, 2005 President Herb Gareiss sent shareholders a newsletter in which he wrote, "We will continue to communicate updates to our shareholders and, as always, we welcome your feedback and questions."

We have written to Mr. Gareiss and also to our Board Chairman Buckbee with questions, feedback and a request to meet to discuss our specific suggestions to enhance shareholder value. Unfortunately, we have heard *only* deafening silence. Moreover, there has not been another shareholder newsletter, not in March, April or to date in May either. Only ill winds are blowing on shareholders and as you as well aware, our stock remains down.

Take a few minutes to voice your own opinion. *You have absolutely nothing to lose and everything to gain.*

PLEASE WRITE OR CALL TODAY

Mr. Wisner H. Buckbee, Chairman

And/or

Mr. Herbert Gareiss Jr., President and Chief Executive Officer

Telephone: 1-845-986-8080
Email: H.GAREISS@WVTC.COM

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
Warwick, New York 1099

Should you have any questions, comments, or want any additional information, please telephone us at our New York office at (914) 833-0875 or our Connecticut office at (203) 221-8701. We can also be reached via email at the addresses below.

Thank you,

Lawrence J. Goldstein
LJG@smplp.com

Joshua M. Eudowe
JEudowe@smplp.com

WARWICK VALLEY TELEPHONE COMPANY (WWVY)

SUMMARY

- Your Warwick Valley Telephone Company shares may be worth $39 per share!
- The Orange County/Poughkeepsie Cellular Partnership (OCP), in which Warwick owns a 7.5% interest, is arguably the *fastest growing, most profitable, financially strongest, company in the world*
- The OCP alone can pay a $2.00 per share dividend to shareholders
- The OCP could trade at $28.50 per share if it is separated from WWVY
- The plain old telephone system (POTS) business is currently worth about $11 per WWVY share
- The combined value of Warwick's two major parts is about $39 per share

Management lacks readiness and efficiency as the delisting of our stock by NASDAQ is threatened. Our stock symbol has already had a demeaning "E" added to it (WWVYE). As we write to you, we still have not received the Annual Report for last year, nor have we seen the usual Proxy Statement or annual meeting notice. There is a problem with "internal control over financial reporting" and an "extra" $1.5 million had to be expended to deal with it. Sarbanes-Oxley (SarBox) compliance was given as one excuse. The Company was unprepared to deal with regulations of SarBox, didn't have required internal controls, must spend an extra $1.5 million on accounting fixes and still can't comply on time; a very serious indication of both poor and mismanagement.

WWVY is trading at $21 per share when it is worth $39 per share because the company is pouring good cash earned by its excellent investment portfolio into a bad and failing plain old telephone business. The POTS business is "growing" to be an unimportant and negligible contributor to WWVY's earnings. A dozen years ago the POTS accounted for 100% of the profit, whereas today it provides just 15%. Yet, it continues to receive *all* of the company's capital expenditures, the cash for which is being supplied by the OCP. Where is the sense to this?

What can be done about this? The successful investment portfolio, particularly the outstanding investment in the OCP, with its steadily increasing cash flow can be separated from the POTS business into two separate entities with two separate stocks. One would be the Investment Company, the other, the spun-off POTS, would be the operating telephone business. OCP could pay a $2.00 dividend and trade at $28.50 and the POTS could trade at $11. Shareholders would own two stocks together worth about $39.

Our WWVY stock price languishes at $21 per share today, down 38% from $34 where it was trading just a year and a half ago. We believe that this can be changed and our stock can once again see these higher levels.

You have absolutely nothing to lose, but have everything to gain.

We urge you to call, send an email, write a letter, ask to visit our President & CEO Mr. Herbert Gareiss Jr. and our Chairman Mr. Wisner H. Buckbee and members of the Board of Directors and to tell them you want the Company to spin-off the POTS business and give us one share of it for each share we now own of WWVY.

PLEASE WRITE OR CALL WARWICK VALLEY TELEPHONE TODAY

Mr. Wisner H. Buckbee, Chairman (and/or) Mr. Herbert Gareiss Jr., President and Chief Executive Officer

Telephone: 1-845-986-8080
Email: H.GAREISS@WVTC.COM

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
Warwick, N.Y. 1099

CONTACT US

Should you have any questions, comments, or want any additional information or care to discuss further, please call 914-833-0875, or email us.

Lawrence J. Goldstein	**Josh M. Eudowe**
LJG@smplp.com	JEudowe@smplp.com

EXHIBIT NO. C

LeBoeuf, Lamb, Greene & MacRae

L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

December 11, 2003

BY HAND

Michelle Anderson, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Re: Warwick Valley Telephone Company

Dear Ms. Anderson:

You and I recently discussed a filing made on Schedule 13D by Mr. Lawrence Goldstein (on behalf of Santa Monica Partners) with respect to the Common Shares of our client, Warwick Valley Telephone Company ("WVTC"). Mr. Goldstein made that filing on November 28, 2003 (accession number: 0000904793-03-000021). WVTC is concerned that someone with a history of participating in proxy contests may be misusing Schedule 13D to avoid compliance with the proxy rules.

The unusual aspect of Mr. Goldstein's filing is that it does not relate at all to the ownership by anyone of more than 5% of WVTC's Common Shares.[1] Instead, Mr. Goldstein uses his Schedule 13D to publicize a letter that he sent to the President and Board of Directors of WVTC about his proposal that WVTC divest its 7.5% limited partnership interest in Orange County-Poughkeepsie Limited Partnership ("OCP"), a cellular telephone partnership in which Verizon Wireless is the general partner, and his suggestions as to how this could be done.

---

[1] Although Mr. Goldstein refers to the stock in question as "Common Stock, par value $1.00 per share," the correct designation for the securities is "Common Shares, par value $0.01 per share".

Mr. Goldstein's use of Schedule 13D for this purpose when the Schedule does not report an ownership interest of more than 5% appears to be an attempt to evade the requirements set forth in the rules regarding proxy solicitation. For example, the exception to the proxy rules set forth in Rule 14a-2(b)(1) for solicitations that do not request revocations, abstentions, consents or authorizations excepts the use of a Schedule 13D only if the filer is **required** to file the Schedule and has not disclosed pursuant to Item 4 any intention to engage in a control transaction or any contested solicitation for the election of directors. Similarly, the definition of "solicitation" in Rule 14a-1(l)(2)(iv) excludes communications by security holders that do not otherwise engage in a proxy solicitation if those communications are made in public speeches, press releases, published or broadcast opinions, statements, or advertisements appearing in a broadcast media, or newspaper, magazine or other *bona fide* publication disseminated on a regular basis. A filing on Schedule 13D does not appear to fit within the usual meaning of the words used in that exception.

Last year Mr. Goldstein was named as a participant in a proxy statement distributed by Mr. Philip Goldstein (no relation) in opposition to WVTC's proxy solicitation in connection with its Annual Meeting of Shareholders and was named as the person to whom proxies in opposition to those of WVTC should be sent. One of the topics and shareholder proposals described in that opposition proxy statement was the divestiture of WVTC's interest in OCP (a proposal that was overwhelmingly voted down). Furthermore, certain postings on the Yahoo chat board for WVTC by someone using the handle "thenoseforstuff" use wording so similar to the wording of Mr. Goldstein's numerous e-mails to the Company as to suggest that either Mr. Goldstein himself is writing such postings or he is working together with whoever is doing so. These postings encourage shareholders to work to persuade WVTC to divest OCP and do so with statements and purported valuations that would appear to be misleading.

By using a Schedule 13D to make his views known, Mr. Goldstein has also created an impression among at least some investors that some type of merger and acquisition activity involving Mr. Goldstein, WVTC and WVTC's interest in OCP must be occurring. Generally speaking, the use of Schedule 13D in the manner described in this letter would in fact be expected to create exactly this kind of misleading impression given what Schedule 13D is otherwise used for. The kinds of inquiries that WVTC has received from the media since Mr. Goldstein's filing of his Schedule 13D further suggest that Mr. Goldstein may be contacting the media to encourage them to solicit a response from WVTC to his filing. This kind of media response greatly resembles the kinds of activities in which people engage who wish to solicit proxies, and in connection to Mr. Goldstein's prior activities, this inference seems all the more warranted.

WVTC would greatly appreciate any attention you might devote to this matter. If you require any further information, please contact me at: by telephone: 212-424-8064; by fax: 212-649-0952 or by e-mail: gwilliam@llgm.com.

Very truly yours,



George M. Williams, Jr.

GMW:rs

RECEIVED

2005 JUN -8 PM 3:54

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue, Suite 108
Larchmont, NY 10538
(914) 834-0875/fax (914) 834-1068

June 7, 2006

Via Federal Express

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Warwick Valley Telephone Company – Shareholder Proposal of Santa Monica Partners, L.P.

Ladies and Gentlemen:

This letter is in response to a letter to you dated May 26, 2005 from George M. Williams, Jr., counsel to Warwick Valley Telephone Company ("WVT"), relating to the proposal dated May 10, 2005, of Santa Monica Partners, L.P. ("SMP"), pursuant to Rule 14a-8 (the "SMP Proposal").

SMP strongly disagrees with WVT's view that it may exclude the SMP Proposal from its proxy statement. The SMP Proposal is simple and is not novel: That the shareholders urge the Board of Directors to arrange for the prompt sale of WVT to the highest bidder.

Rule 14a-8(i)(3) provides that an issuer may exclude a proposal if the **proposal or supporting statement is contrary** to the Proxy Rules. Such Rule does **not** provide that the issuer may exclude a proposal based upon the issuer's subjective determination that the **actions of the proponent** during recent days and in years past **may have violated** the Proxy Rules. The concurrence by the staff of the Securities and Exchange Commission (the "Staff") with such a subjective determination would require findings that are clearly beyond the scope of the "no action" relief contemplated by the Rule. Regardless, SMP did not violate the Proxy Rules.

In addition, WVT's letter makes numerous erroneous statements. The more significant of such errors are noted below.

Spinning-Off. WVT states that SMP's letter to shareholders of May 9, 2005 (the "May 9 Letter") suggested the spin-off of WTV's passive investment interest in the Orange

County-Poughkeepsie Cellular Limited Partnership (the "OCP"). **This is wrong.** Actually, the May 9 Letter stated that there are several possible ways to accomplish certain goals, including the spin-off of WVT's operating telephone system business (the "telephone system spin-off"), without reference to the spin-off of WTV's passive OCP investment. How credible is WVT's analysis, when it fundamentally misstates (or misunderstands) a structure that SMP suggested for shareholder consideration?

Solicitation Issue. WVT asserts that the May 9 Letter is a "solicitation." This is **not correct**. The May 9 Letter requested that Management discuss certain issues with its shareholders in an open forum and allow shareholders to voice thoughts, opinions and suggestions. In no way did such requests meet the definition of a "solicitation" under Rule 14a-1(l).

The May 9 Letter expressed disagreement with the plans and strategies of Management, suggesting the telephone system spin-off as an example of better thinking. The SMP Proposal is for the sale of WVT. These are very different transactions. The only meaningful link between these 2 different transactions is that Management does not favor either. That link does not make the May 9 Letter a solicitation for the SMP Proposal. Expressing "dissatisfaction with the Company's current management plan and strategies" in more than one way is **not a solicitation contrary to the Proxy Rules**.

2003 Annual Meeting. WVT states that a spin-off of the OCP, which was opposed by Management, was rejected by the shareholders at the 2003 annual meeting. As noted above, the spin-off of the OCP is not the same as the telephone system spin-off, nor is it the same as the sale of WVT. Regardless, **SMP is not limited** to suggesting structures to shareholders that are favored by Management, **nor is it precluded** from suggesting structures that have been considered at a previous annual meeting.

WVT's Management Strategies. WVT asserts that the SMP Proposal is part of "a chain of communications intended to … invalidate the Company's management strategies." **Nonsense!** WVT and its counsel well know that neither SMP nor any (nor all) of WVT's shareholders has the power or authority to implement such an intention.

Reliance on Rule 14a-2(b)(1). WVT presumes that SMP relied on the exemption provided by Rule 14a-2(b)(1) in writing the May 9 Letter. **No such exemption was required**, as the May 9 Letter was not a solicitation.

Schedule 13D. Rule 13d-1(a) requires a person to file a Schedule 13D under certain circumstances. It does not prohibit the filing by any person of a Schedule 13D. Regardless, WVT's subjective views of the history of SMP's actions have **nothing to do with the exclusion of the SMP Proposal**.

Investment Company Act of 1940. In earlier correspondence, SMP has alerted the Staff of the possible violation by WVT of the Investment Company Act of 1940. Although such violation is relevant to the May 9 Letter and to the SMP Proposal, SMP is **not**

suggesting that the Staff consider such violation in connection with its evaluation of the SMP Proposal.

Actually, SMP is suggesting that the Staff **not make a determination** of whether WVT or SMP is correct as to any of the matters addressed above. The SMP Proposal should be considered, as presented, without making any such determination. The procedures provided by Rule 14a-8(j) do not create an appropriate forum for the resolution of WVT's critique of SMP's conduct or for the resolution of SMP's critique of WVT's Management.

The SMP Proposal, as presented, is not contrary to the Proxy Rules. Accordingly, SMP respectfully requests that the Staff recognize that WVT has not met its burden and decline the "no action" relief requested by WVT. I am available to confer with respect to this matter at the convenience of the Staff.

Very truly yours,

SANTA MONICA PARTNERS, L.P.
By: SMP Asset Management LLC,
General Partner



By: ______________________
Lawrence J. Goldstein, President

cc: Via Federal Express
George M. Williams, Jr., Esq.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

Enclosures: 5 additional copies of this letter

LEBOEUF, LAMB, GREENE & MACRAE LLP

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
CHICAGO
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
PITTSBURGH
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

E-MAIL ADDRESS: GWILLIAM@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8064
WRITER'S DIRECT FAX: (212) 649-0952

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG (PTY) LTD.
MOSCOW
RIYADH
AFFILIATED OFFICE
BISHKEK
ALMATY
BEIJING

June 8, 2005

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Warwick Valley Telephone Company – Shareholder Proposal of Lawrence J. Goldstein

Ladies and Gentlemen:

Today we received a letter dated June 7, 2006 (*sic*) from Mr. Lawrence J. Goldstein on behalf of Santa Monica Partners, L.P. ("Santa Monica") in response to our letter to you dated May 26, 2005 (copy enclosed, together with all attachments thereto). In our letter we requested that the staff of the Division of Corporation Finance concur in our view that a shareholder proposal dated May 10, 2005 and made by Mr. Goldstein on behalf of Santa Monica may be omitted under Rule 14a-8(i)(3) from the upcoming proxy statement of Warwick Valley Telephone Company ("Warwick Valley"). The May 10 shareholder proposal recommended that Warwick Valley be sold as an expression of dissatisfaction with management and as a way to maximize shareholder value (the "Proposal"). In our view the Proposal may be omitted under Rule 14a-8(i)(3) because a letter sent by Mr. Goldstein and Santa Monica on May 9, 2005 (the "Shareholder Letter") violated Rule 14a-2(b)(1).

In his response, Mr. Goldstein argues that the Shareholder Letter is not a solicitation. This is not the case. Solicitations include any communications that "constitute a step in the chain of communications designed to accomplish" the procurement of a proxy. *Capital Real Estate Investors Tax Exempt Fund Limited Partnership, et al. v. Schwartzberg,* 917 F.Supp. 1050 (S.D.N.Y. 1996)(citing *Long Island Lighting Co. v. Barbash,* 779 F.2d 793, 796

(2d Cir. 1985)). The crux of the argument made by Mr. Goldstein and Santa Monica is that the Shareholder Letter has nothing to do with the Proposal, which they sent one day later, and therefore cannot be such a step in a chain. This defies credulity. It asks you and us to believe that a letter to shareholders which lambastes management for lacking "the efficiency, effectiveness, and the interest to enhance shareholder value" has nothing to do with a subsequent shareholder proposal that says "it is no longer acceptable for the board to continue with its current management plan and strategies" and expresses "displeasure felt by the shareholders of *(sic)* the shareholder returns over many years."

Since the Shareholder Letter is a solicitation, it requires an exemption. That exemption would be either Rule 14a-2(b)(1) or nothing. The Commission's Release (Regulation of Communications Among Shareholders, Exchange Act Release No. 34-31326, 57 Fed. Reg. 48276 (October 22, 1992)) makes it clear that the correct answer is "nothing." The Release states that anyone who relies on Rule 14a-2(b)(1) may not undertake "a regulated proxy solicitation regarding a matter that was the subject of the exempt solicitation without rendering the prior solicitation activity in violation of the full panoply of the proxy rules." This perfectly describes what has happened in the current situation.

We reiterate our view that Mr. Goldstein and Santa Monica have violated the proxy rules. As a result, we respectfully submit that Warwick Valley is entitled to omit the Proposal under Rule 14a-8(i)(3).

Very truly yours,



George M. Williams, Jr.

Attachments: One copy of our May 26, 2005 letter and the attachments thereto
Five additional copies of this letter and the attachments thereto

cc: Lawrence J. Goldstein
Santa Monica Partners, L.P.
1865 Palmer Avenue
Larchmont, NY 10538

LEBOEUF, LAMB, GREENE & MACRAE LLP

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
CHICAGO
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
PITTSBURGH
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

E-MAIL ADDRESS: DAVID.BICKS@LLGM.COM
WRITER'S DIRECT FAX: (212) 649-9336
WRITER'S DIRECT PHONE: (212) 424-8040

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
AFFILIATED OFFICE
BISHKEK
ALMATY
BEIJING

May 26, 2005

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Warwick Valley Telephone Company – Shareholder Proposal of Lawrence J. Goldstein

Ladies and Gentlemen:

This letter is to inform you that our client, Warwick Valley Telephone Company ("**the Company**"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "**2005 Proxy Materials**") a shareholder proposal (the "**Proposal**") received from Mr. Lawrence J. Goldstein (on behalf of Santa Monica Partners, L.P.) (the "**Proponent**"). The Proposal is attached hereto as **Exhibit A**.

On behalf of the Company we respectfully request that the staff of the Division of Corporation Finance (the "**Staff**") concur in our view that the Proposal may be omitted under Rule 14a-8(i)(3) because the Proponent violated Rule 14a-2(b)(1) under the Exchange Act when he distributed solicitation materials to the Company's shareholders and subsequently engaged in a proxy contest.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Further, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to file with the Securities and Exchange Commission (the "**Commission**") its 2005 definitive Proxy Materials in early July. The Company acknowledges that this letter does not satisfy the requirement in Rule 14a-8(j) that a company file its reasons for excluding a proposal no later than 80 days before it files its definitive proxy statement. However, Rule 14a-8(j) provides an exception if a Company can show good cause for missing such deadline. As the Proposal was not received until after the 80 day deadline, the Company requests that the Staff consider this fact to be good cause under the Rule and hereby requests a waiver of the 80 day requirement in Rule 14a-8(j)(1).

ANALYSIS

The Proposal, urging the "prompt sale" of the Company, was transmitted to the Company by the Proponent on May 10, 2005. On May 9, 2005, the very day before the Proponent transmitted the Proposal to the Company, Proponent transmitted to many, if not all, of the Company's shareholders a letter, attached hereto as **Exhibit B**, which criticizes the Company's management and proposes business strategies that have been resoundingly rejected by both management and shareholders alike for nearly three years. Specifically, the Proponent suggests the Company spin-off the Company's interest in Orange County-Poughkeepsie Limited Partnership ("OCP"), a proposal that was rejected by the Company's shareholders at the 2003 annual meeting. The Proposal now seeks to persuade the Company's Board of Directors to sell the Company to the highest bidder. According to the Proponent's supporting statement, the aim of the Proposal is to send a message to the Company's Board of Directors indicating "that it is no longer acceptable for the board to continue with its current management plan and strategies." On behalf of the Company we respectfully request that the Staff concur in our view that the Proponent's May 9 letter to shareholders is a solicitation under Rule 14a-1 of the Exchange Act and that, consequently, the Proponent is in violation of the proxy rules, rendering his Proposal excludable under Rule 14a-8(i)(3).

The Proponent's May 9 letter constitutes a solicitation for purposes of Rule 14a-1

The Proponent's May 9 letter to shareholders is a solicitation under the proxy rules. Rule 14a-1 under the Exchange Act defines a solicitation as, "the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy." The Rule encompasses not only "direct requests to furnish, revoke, or withhold proxies, but also 'communications which may indirectly accomplish such a result or constitute a step in the chain of communications ultimately designed to accomplish such a result.'" *Capital Real Estate Investors Tax Exempt Fund Limited Partnership, et. al., v. Schwartzberg*, 917 F. Supp. 1050 (S.D.N.Y. 1996) (citing *Long Island Lighting Co. v. Barbash*, 779 F.2d 793, 796 (2d Cir. 1985)). The Proponent's May 9 letter was an effort to condition the market in anticipation of his Proposal. As such, the Proponent's letter is a solicitation under the Exchange Act.

There is no exemption available for the Proponent under the Exchange Act

Solicitations before the furnishing of a definitive proxy statement are prohibited by Rules 14a-3 and 14a-6 unless there is an exemption available under Exchange Act Rule 14a-2. Presumably, the Proponent relies on the exemption provided in Rule 14a-2(b)(1), which provides an exemption for "any solicitation by or on behalf of any person who does not, at any time during such solicitation, seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for a security holder and does not furnish or otherwise request, or act on behalf of a person who furnishes or requests, a form of revocation, abstention, consent or authorization...." The Proponent's May 9 letter was merely a prelude to the proxy contest initiated by his May 10 Proposal. Therefore, the exemption under Rule 14a-2(b)(1) is not available to the Proponent.

The Commission has explained that, "any person who relies on Rule 14a-2(b)(1) for exempt communications will be deemed to have made an irrevocable election to maintain exempt status throughout the relevant soliciting period. Thus, a person who relies on the exemption could not undertake, with respect to the same meeting or solicitation, a regulated proxy solicitation regarding a matter that was the subject of the exempt solicitation without rendering the prior solicitation activity in violation of the full panoply of the proxy rules." Regulation of Communications Among Shareholders, Exchange Act Release No. 34-31326, 57 Fed. Reg. 48276 (October 22, 1992).

As stated above, the Proponent's Proposal asks shareholders to express their dissatisfaction with the Company's current management plan and strategies. The Proponent's May 9 letter to shareholders discusses at length the Proponent's concerns regarding the Company's management and his proposed strategies for increasing shareholder returns. The Proponent's solicitation and his Proposal together form a chain of communications intended to accomplish the same result – that is, to invalidate the Company's management strategies. The Proponent's Proposal, therefore, has rendered his prior solicitation "in violation of the full panoply of the proxy rules." *Id.*

The Proponent has a history of circumventing the proxy rules

The Proponent's proxy violation resulting from his May 9 letter was exacerbated by his misuse of Schedule 13D. On May 12, 2005 the Proponent (on behalf of Santa Monica Partners) filed an amended Schedule 13D, which did not relate at all to the ownership by anyone of more than 5% of the Company's common shares. (The Company believes Proponent's ownership is substantially under 5%.) Instead, the Schedule 13D/A attached the Proponent's May 9 letter to shareholders in an effort to effect the market and publicize his dissatisfaction with the Company's current management plan and strategies (accession number 0000904793-05-000008).

The Proponent (on behalf of Santa Monica Partners) originally filed a Schedule 13D with respect to the common shares of the Company on November 28, 2003 (accession number 0000904793-03-000021). On December 11, 2003, we sent a letter to the Commission, attached hereto as **Exhibit C**, expressing our concern that the Proponent, who has a history of participating in proxy contests, might have been misusing Schedule 13D to avoid compliance with the proxy rules. In our letter, we explained that the Proponent's Schedule 13D filing was unusual because it was devoid of any reference to ownership by anyone of more than 5% of the Company's common shares. Much like his most recent filing, the Proponent used his 2003

Schedule 13D filing to publicize a letter that he sent to the President of the Board of Directors of the Company about his proposal that the Company divest its 7.5% limited partnership interest in OCP, and his suggestions as to how this could be done.

The Proponent's misuse of Schedule 13D for this purpose (when the Schedule does not report an ownership interest of more than 5%) appears to be yet another attempt to evade the requirements set forth in the rules regarding proxy solicitation.

The Company may rely on Rule 14a-8(i)(3) to exclude the Proposal

Rule 14a-8(i)(3) allows a Company to exclude a shareholder proposal for violation of the proxy rules. It is clear that the Proponent's May 9 letter and, arguably, his misuse of Schedule 13D are "prior solicitation activit[ies] in violation of the full panoply of the proxy rules," as described by the Commission. Regulation of Communications Among Shareholders, Exchange Act Release No. 34-31326, 57 Fed. Reg. 48276 (October 22, 1992).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of further assistance in this matter, please do not hesitate to call me at 212-424-8063.

Sincerely,



George M. Williams, Jr.

Attachments:
- Exhibit A – Shareholder Proposal dated May 10, 2005
- Exhibit B – Letter to Shareholders dated May 9, 2005
- Exhibit C – LLG&M Letter date December 11, 2003

cc: Lawrence J. Goldstein
Santa Monica Partners, L.P.
1865 Palmer Avenue
Larchmont, NY 10538

SANTA MONICA PARTNERS
1865 PALMER AVENUE
LARCHMONT, NY 10538
WWW.SMPLP.COM
914.833.0875 ljgoldstein@bloomberg.net Fax: 914.833.1068

EXHIBIT NO. A

May 10, 2005

Mr. Zigmund C. Nowicki Jr, Secretary
Warwick Valley Telephone Company
47 Main Street
Warwick, NY 10990

Dear Mr. Nowicki:

Santa Monica Partners, L. P. and Lawrence J Goldstein the managing person of its general partner SMP Asset Management, LLC, 1865 Palmer Avenue, Larchmont, New York, 10538 represents that Santa Monica Partners, L. P. is the beneficial owner of shares of Common Stock of Warwick Valley Telephone Company with a market value of at least $2,000, has held such shares continuously for at least one year and intends to hold the shares until the annual meeting.

Enclosed herewith is a letter of proof of Santa Monica Partners' ownership of Warwick Valley Telephone stock from its stockbroker Pershing LLC.

Santa Monica Partners, L. P. herewith submits the following resolution and supporting statement for inclusion in the 2005 Proxy Statement. Mr. Lawrence J. Goldstein or his representative will introduce the resolution at the annual meeting.

Resolved that the shareholders urge the Board of Directors to arrange for the prompt sale of Warwick Valley Telephone Company to the highest bidder.

SUPPORTING STATEMENT

The purpose of the proposal is to allow Warwick Valley Telephone Company shareholders to send a message to the Board that they support the prompt sale of the Company to the highest bidder. A strong and or majority vote by the shareholders would indicate to the board the displeasure felt by the shareholders of the shareholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the Warwick Valley Telephone Company shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the Warwick Valley Telephone Company Board. The proponent however believes that if this resolution receives substantial support from the shareholders, the board may choose to carry out the request set forth in the resolution.

The prompt auction of Warwick Valley Telephone Company should be accomplished by any appropriate process the board chooses to adopt, including a sale to the highest bidder whether in cash, stock, or a combination of both. It is expected that the board will uphold its fiduciary duties to the utmost during the process.

The proponent further believes that if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer acceptable for the board to continue with its current management plan and strategies.

WE URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION
* * * * * * * * * * * * * * * * * *

Sincerely



Lawrence J. Goldstein, President

CERTIFIED MAIL # 7003-1680-0004-7304-0537

EXHIBIT NO. 8

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY 10538
WWW.SMPLP.COM
914.833.0875 ljgoldstein@bloomberg.net Fax: 914.833.1068

May 9, 2005

Dear Fellow Warwick Valley Telephone Company Shareholder:

We are long-time shareholders of Warwick Valley Telephone Company (WWVY). We believe that although the company has challenges facing it, as do many other telecommunication companies, WWVY has material strengths that are not being effectively utilized. But because management and the board of directors appears to lack the efficiency, effectiveness, and the interest to enhance shareholder value as they would like to have us believe, and things aren't exactly "humming along," the stock price is being held down.

Based on our own independent research and analysis it is our conclusion that ***Warwick Valley Telephone Company (WWVY) shares are worth at least $39 per share.*** But as you know, the stock price languishes at $21 per share as we write this letter, down 38% from $34, where it was trading just a year and a half ago.

Thus, we firmly believe that our shares are enormously undervalued. But we also believe it will take some action on the part of shareholders to bring this value out and enable the enhancement of shareholder value.

Allow us to explain to you exactly why we believe Warwick's stock is worth $39 per share, what is preventing it from selling at its true worth and what may be causing it to sell at a low $21 per share and finally, what you can do to help bring our value back.

Management Lacks Readiness and Efficiency

Delisting by NASDAQ is threatened.

Our stock symbol has had a demeaning "E" added to it (WWVYE).

We have not received the Annual Report for last year, nor have we seen the usual Proxy Statement or annual meeting notice.

April has now come and gone and there was no annual meeting this year as there has always been for nearly 100 years. In fact, in a press release issued a month ago, the Company stated that there was a problem with "internal control over financial reporting" and an "extra" $1.5 million had to be expended to deal with it. Sarbanes-Oxley (SarBox) compliance was given as one excuse. First of all, why wasn't the Company prepared to deal with new regulations of SarBox? Second, why didn't the Company already have in place the internal controls required? Third, if they must spend an extra $1.5 million on these accounting fixes why is it that they still can't comply on time as other public companies have? Certainly this is a very serious indication of both poor and mismanagement.

The Company stated in the same press release, "due to the complex nature of the requirements of Section 404 of Sarbanes-Oxley... the Company has encountered unanticipated delays in connection with its evaluation and testing." We find this unacceptable. Sarbanes-Oxley was created in 2002 which outlined the new requirements for internal controls and measures needed to comply. Now, in 2005 the Company is still testing and evaluating? Is this not a clear indication that management lacks readiness and efficiency?

Why We Believe Warwick Valley Telephone Company is Worth $39 Per Share and Management Continues to Fail in Their Effort to Maximize Shareholder Value

Warwick is comprised of two parts: a highly valuable and growing portfolio of investments and a plain old telephone system (POTS) business.

Warwick's outstanding and most valuable investment is its enormously successful Orange County/Poughkeepsie Cellular Limited Partnership (OCP). OCP is a passive investment managed, and 85% owned, by the telecommunication giant, Verizon Communications.

Warwick Valley Telephone owns a 7.5% interest in the OCP, which is, *arguably, the fastest growing, most profitable, financially strongest, company in the world.*

Let's consider the financial metrics of our OCP investment.

Last year (as yet unreported), net sales were some $165 million, an increase of 14% over 2003. In 2003 the OCP had net sales of $144,643,000, up 26.2% from $114,591,000 in 2002.

Net Income in 2004 (not yet reported) was about $143 million, a gain of some 18% over the prior year. Net income in 2003 was $121,568,000 versus $97,369,000 in 2002, an increase of 24.9%.

In just seven short years, the OCP has seen its net income grow twelve-fold from $8.4 million in 1997 to about $143 million last year.

The OCP Is Enormously Profitable And A Pillar of Financial Strength

Quarter after quarter, year after year, the OCP has seen its profit margins grow. In the latest quarter, the profit margin was an extraordinary 87%. Return on equity (ROE) approximated an unheard-of 300%.

More incredible is the fact that this 300% ROE has been earned *despite* the OCP utilizing no financial leverage (it has no debt), having virtually no liabilities and its net worth being equal to 98% of its assets.

Clearly, it is an understatement to say that the OCP is vastly overcapitalized.

We know of no other company that grows like this, has profit margins as high and, despite being so highly overcapitalized, its net worth and assets are nearly equal so that it has no liabilities, is still able to earn three times its shareholders equity in a single year. The OCP has been and continues to be a fantastic cash-generating machine.

We find it peculiar that management has never discussed this fact. Don't you?

As mentioned, WWVY owns 7.5% of this spectacular and clearly very valuable company and it usually receives its entire share of the OCP's annual net earnings in cash.

What We Believe the OCP Is Worth

WWVY's share of the OCP is currently operating at an annual run rate of about $11 million. Based on the history of the OCP, let us assume it pays this sum in cash to WWVY. Based on Warwick having 5.4 million shares outstanding, this would amount to more than **$2 per share.**

Were the 7.5% limited partnership interest in the OCP a stand-alone stock paying a $2 per share dividend traded on a 7% current yield basis, which is certainly very possible and in fact a generous yield for a growth stock in today's low interest rate environment, it would be worth **$28.50 per share.** It may even trade on a 5% yield and thus be worth **$40 per share.**

In a worst-case scenario let's say it trades on a 9.5% current yield basis making the stock $21. Coincidentally, this is what WWVY is trading at today but with only a 3.8% yield. Suffice to say, it is highly unlikely that the OCP would trade with a yield as high as 9.5% since WWVY only pays an 80-cent dividend and this new OCP Company would pay $2 per share or **2.5 times as much.**

What the POTS Is Worth

The POTS business is currently worth, on an EBITDA basis, a standard measurement for valuation using comparable small independent telephone companies, about $11 per WWVY share, based upon WWVY's latest twelve-month figures. Although WWVY casts itself as an operating telephone company, the passive OCP investment accounts for 85% of the company's pre-tax profits while its plain old telephone system (POTS) business only contributes 15% of Warwick's pre-tax income today.

Thus, the combined value of WWVY's two major parts is about $39 per share.

Why is WWVY Trading At $21 Per Share If It Is Worth $39?

Simple... the company is pouring the good cash earned by its excellent investment portfolio into a bad and failing plain old telephone business. The POTS business is "growing" to be an unimportant and negligible contributor to WWVY's earnings. Whereas a dozen years ago the POTS accounted for 100% of profit, today it provides just 15%. Yet it is receiving ***all*** of the company's capital expenditures, the cash for which is being supplied by the OCP. Pouring good money into a bad business makes absolutely no sense to us.

What Can Be Done About This?

We believe there are *several, tax-free and tax efficient, ways* in which the Company can effectively realize the full values of Warwick Valley Telephone and its parts and enhance shareholder value. We also recognize that there are securities, tax and corporate law issues that need to be addressed, but that the benefits are such that it is well worth the effort and expense.

Permit us to explain to you *just one* of the several possible ways in which this might be accomplished tax-free.

We believe that if WWVY will merely spin-off its operating telephone business to shareholders (all of the assets and all the liabilities) so that we would own two separate stocks and the exact same number of shares of each that we own of WWVY today, the operating company could easily operate and stand on its own. Thus, the various passive investments remaining would stand on their own. This would be the investment company.

The investment company entity managed by the exact same officers and Board of Directors of the telephone company would be able to pay out most of its net income, that is the $11 million or $2 per share it presently collects from its OCP passive investment.

Income from the OCP as noted has been growing annually and currently amounts to $2 per share compared to the $0.80 per share dividend now being paid by WWVY. Thus, our dividend would instantly increase two and a half times. Clearly, this situation would create a highly effective synergy whereas one plus one equals much more than two!

Our investment company stock with the OCP as its principal investment could soar above the present $21 per share WWVY stock price and the separate POTS shares would produce additional value for shareholders as well.

Again we believe that this is but one way of several ways that WWVY may be restructured to any of a variety of pass-through entities that will enable the cash received from the OCP to be paid out on a tax-free basis so that the pretax income could all be paid out to shareholders. This would currently allow the dividend to be increased immediately from $0.80 to $2 per share.

We would like, and have been trying for a long time now, to discuss with management our ideas and suggestions anytime. It continues to disappoint us that management refuses to hear us out – we can not understand why they would deliberately chose to ignore us when we have a way for shareholders to see nearly a double in their stock. One is left to wonder what the Board of Directors perceives to be in its own self interest that makes it unwilling to sit down with us in an open forum to discuss of our suggestions to enhance shareholder value. Do they have a conflict of interest – a clear violation of fiduciary responsibility to shareholders?

What You Can Do To Help Make This Happen!

Ask President Herb Gareiss, Board Chairman Wisner Buckbee and the Board of Directors to provide us an opportunity to fully discuss in an open forum, our suggestion for shareholder value enhancement. We merely want an opportunity to have a conversation and voice our thoughts and opinion and discuss our suggestions to enhance shareholder value.

After all, according to the annual proxy statement "WVVY's Board of Directors believes that the purpose of corporate governance is to maximize shareholder value in a manner consistent with legal requirement and the highest standards of integrity" The same document year after year says "the (Board's) philosophy (is) that each director and each executive officer will lead by example and foster a culture that emphasizes trust, integrity, honesty, judgment, respect, managerial courage and responsibility."

The Board has also indicated it recognizes that it has a fiduciary responsibility to represent shareholders and their views and therefore, shareholders, in turn, have a right to address and be heard by management and its Board. The Company has also enunciated its goal and objective as "seeking to enhance shareholder value."

You may recall that on February 24, 2005 President Herb Gareiss sent shareholders a newsletter in which he wrote, "We will continue to communicate updates to our shareholders and, as always, we welcome your feedback and questions."

We have written to Mr. Gareiss and also to our Board Chairman Buckbee with questions, feedback and a request to meet to discuss our specific suggestions to enhance shareholder value. Unfortunately, we have heard *only* deafening silence. Moreover, there has not been another shareholder newsletter, not in March, April or to date in May either. Only ill winds are blowing on shareholders and as you as well aware, our stock remains down.

Take a few minutes to voice your own opinion. ***You have absolutely nothing to lose and everything to gain.***

PLEASE WRITE OR CALL TODAY

Mr. Wisner H. Buckbee, Chairman

And/or

Mr. Herbert Gareiss Jr., President and Chief Executive Officer

Telephone: 1-845-986-8080
Email: H.GAREISS@WVTC.COM

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
Warwick, New York 1099

Should you have any questions, comments, or want any additional information, please telephone us at our New York office at (914) 833-0875 or our Connecticut office at (203) 221-8701. We can also be reached via email at the addresses below.

Thank you,

Lawrence J. Goldstein
LJG@smplp.com

Joshua M. Eudowe
JEudowe@smplp.com

WARWICK VALLEY TELEPHONE COMPANY (WWVY)

SUMMARY

- Your Warwick Valley Telephone Company shares may be worth $39 per share!
- The Orange County/Poughkeepsie Cellular Partnership (OCP), in which Warwick owns a 7.5% interest, is arguably the *fastest growing, most profitable, financially strongest, company in the world*
- The OCP alone can pay a $2.00 per share dividend to shareholders
- The OCP could trade at $28.50 per share if it is separated from WWVY
- The plain old telephone system (POTS) business is currently worth about $11 per WWVY share
- The combined value of Warwick's two major parts is about $39 per share

Management lacks readiness and efficiency as the delisting of our stock by NASDAQ is threatened. Our stock symbol has already had a demeaning "E" added to it (WWVYE). As we write to you, we still have not received the Annual Report for last year, nor have we seen the usual Proxy Statement or annual meeting notice. There is a problem with "internal control over financial reporting" and an "extra" $1.5 million had to be expended to deal with it. Sarbanes-Oxley (SarBox) compliance was given as one excuse. The Company was unprepared to deal with regulations of SarBox, didn't have required internal controls, must spend an extra $1.5 million on accounting fixes and still can't comply on time; a very serious indication of both poor and mismanagement.

WWVY is trading at $21 per share when it is worth $39 per share because the company is pouring good cash earned by its excellent investment portfolio into a bad and failing plain old telephone business. The POTS business is "growing" to be an unimportant and negligible contributor to WWVY's earnings. A dozen years ago the POTS accounted for 100% of the profit, whereas today it provides just 15%. Yet, it continues to receive *all* of the company's capital expenditures, the cash for which is being supplied by the OCP. Where is the sense to this?

What can be done about this? The successful investment portfolio, particularly the outstanding investment in the OCP, with its steadily increasing cash flow can be separated from the POTS business into two separate entities with two separate stocks. One would be the Investment Company, the other, the spun-off POTS, would be the operating telephone business. OCP could pay a $2.00 dividend and trade at $28.50 and the POTS could trade at $11. Shareholders would own two stocks together worth about $39.

Our WWVY stock price languishes at $21 per share today, down 38% from $34 where it was trading just a year and a half ago. We believe that this can be changed and our stock can once again see these higher levels.

You have absolutely nothing to lose, but have everything to gain.

We urge you to call, send an email, write a letter, ask to visit our President & CEO Mr. Herbert Gareiss Jr. and our Chairman Mr. Wisner H. Buckbee and members of the Board of Directors and to tell them you want the Company to spin-off the POTS business and give us one share of it for each share we now own of WWVY.

PLEASE WRITE OR CALL WARWICK VALLEY TELEPHONE TODAY

Mr. Wisner H. Buckbee, Chairman (and/or) Mr. Herbert Gareiss Jr., President and Chief Executive Officer

Telephone: 1-845-986-8080
Email: H.GAREISS@WVTC.COM

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
Warwick, N.Y. 1099

CONTACT US

Should you have any questions, comments, or want any additional information or care to discuss further, please call 914-833-0875, or email us.

Lawrence J. Goldstein
LJG@smplp.com

Josh M. Eudowe
JEudowe@smplp.com

EXHIBIT No. C

LEBOEUF, LAMB, GREENE & MACRAE

L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

December 11, 2003

BY HAND

Michelle Anderson, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Re: Warwick Valley Telephone Company

Dear Ms. Anderson:

You and I recently discussed a filing made on Schedule 13D by Mr. Lawrence Goldstein (on behalf of Santa Monica Partners) with respect to the Common Shares of our client, Warwick Valley Telephone Company ("WVTC"). Mr. Goldstein made that filing on November 28, 2003 (accession number: 0000904793-03-000021). WVTC is concerned that someone with a history of participating in proxy contests may be misusing Schedule 13D to avoid compliance with the proxy rules.

The unusual aspect of Mr. Goldstein's filing is that it does not relate at all to the ownership by anyone of more than 5% of WVTC's Common Shares.[1] Instead, Mr. Goldstein uses his Schedule 13D to publicize a letter that he sent to the President and Board of Directors of WVTC about his proposal that WVTC divest its 7.5% limited partnership interest in Orange County-Poughkeepsie Limited Partnership ("OCP"), a cellular telephone partnership in which Verizon Wireless is the general partner, and his suggestions as to how this could be done.

---

[1] Although Mr. Goldstein refers to the stock in question as "Common Stock, par value $1.00 per share," the correct designation for the securities is "Common Shares, par value $0.01 per share".

Mr. Goldstein's use of Schedule 13D for this purpose when the Schedule does not report an ownership interest of more than 5% appears to be an attempt to evade the requirements set forth in the rules regarding proxy solicitation. For example, the exception to the proxy rules set forth in Rule 14a-2(b)(1) for solicitations that do not request revocations, abstentions, consents or authorizations excepts the use of a Schedule 13D only if the filer is **required** to file the Schedule and has not disclosed pursuant to Item 4 any intention to engage in a control transaction or any contested solicitation for the election of directors. Similarly, the definition of "solicitation" in Rule 14a-1(l)(2)(iv) excludes communications by security holders that do not otherwise engage in a proxy solicitation if those communications are made in public speeches, press releases, published or broadcast opinions, statements, or advertisements appearing in a broadcast media, or newspaper, magazine or other *bona fide* publication disseminated on a regular basis. A filing on Schedule 13D does not appear to fit within the usual meaning of the words used in that exception.

Last year Mr. Goldstein was named as a participant in a proxy statement distributed by Mr. Philip Goldstein (no relation) in opposition to WVTC's proxy solicitation in connection with its Annual Meeting of Shareholders and was named as the person to whom proxies in opposition to those of WVTC should be sent. One of the topics and shareholder proposals described in that opposition proxy statement was the divestiture of WVTC's interest in OCP (a proposal that was overwhelmingly voted down). Furthermore, certain postings on the Yahoo chat board for WVTC by someone using the handle "thenoseforstuff" use wording so similar to the wording of Mr. Goldstein's numerous e-mails to the Company as to suggest that either Mr. Goldstein himself is writing such postings or he is working together with whoever is doing so. These postings encourage shareholders to work to persuade WVTC to divest OCP and do so with statements and purported valuations that would appear to be misleading.

By using a Schedule 13D to make his views known, Mr. Goldstein has also created an impression among at least some investors that some type of merger and acquisition activity involving Mr. Goldstein, WVTC and WVTC's interest in OCP must be occurring. Generally speaking, the use of Schedule 13D in the manner described in this letter would in fact be expected to create exactly this kind of misleading impression given what Schedule 13D is otherwise used for. The kinds of inquiries that WVTC has received from the media since Mr. Goldstein's filing of his Schedule 13D further suggest that Mr. Goldstein may be contacting the media to encourage them to solicit a response from WVTC to his filing. This kind of media response greatly resembles the kinds of activities in which people engage who wish to solicit proxies, and in connection to Mr. Goldstein's prior activities, this inference seems all the more warranted.

WVTC would greatly appreciate any attention you might devote to this matter. If you require any further information, please contact me at: by telephone: 212-424-8064; by fax: 212-649-0952 or by e-mail: gwilliam@llgm.com.

Very truly yours,



George M. Williams, Jr.

GMW:rs

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Warwick Valley Telephone Company
Incoming letter dated May 26, 2005

The proposal urges the board of directors to arrange for the prompt sale of Warwick to the highest bidder.

We are unable to concur in your view that Warwick may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Warwick may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Heather L. Maples
Special Counsel